File No. 70-10160

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 AMENDMENT NO. 3
                                   TO FORM U-1


                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                        OHIO VALLEY ELECTRIC CORPORATION
              3932 U.S. Route 23, P.O. Box 468, Piketon, Ohio 45661
              -----------------------------------------------------
                   (Name of company filing this statement and
                    addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                             ALLEGHENY ENERGY, INC.
                10435 Downsville Pike, Hagerstown, Maryland 21740

                                FIRSTENERGY CORP.
                     76 South Main Street, Akron, Ohio 44308

                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                     Susan Tomasky, Executive Vice President
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                                Mark S. Tibberts
                                Brian E. Chisling
                         Simpson Thacher & Bartlett LLP
                  425 Lexington Ave., New York, New York 10017
                  Counsel for Ohio Valley Electric Corporation
                   (Names and addresses of agents for service)


      Ohio Valley Electric Corporation ("OVEC"), an electric public utility subsidiary of American Electric Power Company, Inc. ("AEP"), Allegheny Energy, Inc. ("Allegheny") and FirstEnergy Corp. ("FirstEnergy"), each a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), hereby amends its Application-Declaration on Form U-1 in File No. 70-10160, as follows:
      1. By amending and restating the fifth paragraph of Item 1.B.3:

      "FirstEnergy's utility subsidiaries/6/ are financially sound companies. The following chart includes a breakdown of the senior, unsecured credit ratings for Ohio Edison, Cleveland Electric, Toledo Edison, Penn Power and Penelec and the issuer ratings for JCP&L and Met-Ed:

      Subsidiary                    S&P         Moody's           Fitch
      -----------------------------------------------------------------
      Ohio Edison                   BB+         Baa2              BBB
      Cleveland Electric            BB+         Baa3              BB
      Toledo Edison                 BB+         Baa3              BB
      Penn Power                    BB+         Baa2              ---
      JCP&L                         BBB-        A3                ---
      Met-Ed                        BBB-        A3                ---
      Penelec                       BB+         A2                BBB

FirstEnergy Generation does not have a credit rating. However, in accordance with the transfer of their rights and obligations under the Power Agreement from Ohio Edison, Penn Power and Toledo Edison to FirstEnergy Generation, those utility subsidiaries of FirstEnergy retained responsibility for any obligations under the Power Agreement that FirstEnergy Generation fails to perform."/7/

                                   SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 3 to be signed on its behalf by the undersigned thereunto duly authorized.

                        OHIO VALLEY ELECTRIC CORPORATION


                          By:_/s/ David L. Hart_______
                                 Vice President


Dated: January 5, 2004



6 FirstEnergy's utility subsidiaries are Ohio Edison, The Cleveland Electric Illuminating Company, Toledo Edison, Pennsylvania Power Company, Jersey Central Power & Light Company, Pennsylvania Electric Company and Metropolitan Edison Company (collectively, the "FirstEnergy Operating Companies").

7 In accordance with the rights and obligations transferred under the Power Agreement, Ohio Edison is severally liable for 70.73% of FirstEnergy Generation's obligations under the Power Agreement, Penn Power is severally liable for 9.76% of FirstEnergy Generation's obligations under the Power Agreement and Toledo Edison is severally liable for 19.51% of FirstEnergy Generation's obligations under the Power Agreement.